

Ruralis
The smarter way to manage vacation rentals
My Listings
Studio Flat marinella
Casale nella Roccia

RURALIS

# We simplify rental management, optimizing every digital aspect

ruralis.us Delaware City, DE

Technology | Marketplace | B2C | Real Estate | Sustainability

## Highlights

**Fast Growth**
Revenue growing 2X/yr for at least prior 6 months

**Profitable**
Profitable for prior 3 months and expect same in future

**$1M+ Revenue**
Earned over the last 12 months



1. $2.8M in 2025 Revenue Confirmed

**2** 3x projected revenue growth in 2026

**3** $2M in confirmed grants yet to be deployed

**4** 4.8/5 Trustpilot rating from 82+ owners

**5** Endorsed by Taimak, star of "The Last Dragon"

# Team



### Nicolas Verderosa  CEO

Forbes 30 Under 30 entrepreneur. Former finance strategist who bootstrapped Ruralis from the ground up into a leading player in the market.

ruralis.com



### Lucio Nitti  COO

Master's from CBS and MBA in China. Led ops automation and supplier integration for scalable growth.



### Lindsay Macvean  CTO

10+ years in AI and DevOps. Ex-FaceTec. Builds scalable infra & compound AI systems for Ruralis.



### Martina Ramirez  Head of Staff

Focuses on fundraising and financial ops optimization.

# Helping Property Owners Succeed

While many property owners list their homes on Airbnb, today there are more than 100 online travel agencies where travelers book their stays. For owners managing one or more vacation rentals, it's challenging to keep up with tourism demand and ensure each property earns its full potential.Ruralis was founded in 2022 to solve this real problem.Ruralis supports property owners with vacation rentals, helping them optimize revenue while cutting the daily workload. Property owners use Ruralis to connect their listings to over 100 travel agencies (ex: AirbnB, Expedia) through an intelligent platform that automates pricing, payments, taxes, communication, and even provides insurance.

In 2024, Ruralis generated €952K in tourist bookings, reaching $2.8M in 2025, and continues tripling growth year over year. The company holds a 4.8/5 Trustpilot rating from 85+ reviews, manages 420 properties in Italy and 10 in Florida, has attracted 180 retail investors, and raised €1.3M in private capital along with €2.8M in non-dilutive grants.

## A platform for simple vacation rentals

Ruralis created an all-in-one solution for property owners who want to start renting their homes or improve their performance. With Ruralis, everything is managed for them. From listings to operations. It's a scalable technology (SaaS + service) loved by property owners.

Below are the four main pillars of our solution.





Booking.com
airbnb
Expedia
Vrbo
HOMES & VILLAS
Luglio 2025

Booking Management
Dettagli Ospite
Luana Castellani
Dettagli Ospiti
Numero Prenotazione

Safe Management
Proprietà

1. **Local Management Made Easy:** We build the trusted local team + Seamless self check-in for every guest + Smart cleaning app with alerts + Something breaks? We call the technician.

2. **Boosted Visibility:** Listing creation and optimization + Connection to 100+ agencies portals + Smart dynamic pricing and custom promotions + Professional photo shoot coordination.

3. **Booking Management:** Multilingual guest support 7/7 + Post-stay reviews management + Guest identity verification + Property owner support 7/7.

4. **Safe Management:** Fast payments and zero defaults + Damage and Liability Insurance + Regulatory requirements + Tourist tax collection.

## Business model

Our business model is designed to align with our clients' interests. We earn money only when they do. The main revenue stream is a 10% commission on the amount paid by guests. As for the annual fee, in the U.S. we are currently

offering a discount to make it easier for property owners to join our platform.


Booking Commissions
10%
commission on the total reservation cost
Annual Subscription
$162
per year, covering platform access and insurance

## Customers reviews

Thanks to our high-quality customer experience, Ruralis maintains a strong customer retention rate. To date, our average quarterly retention rate is 88%, reinforced by consistently positive user reviews.


4.8
Trustpilot
average rating
5.0
Google Reviews
average rating
9.3
Booking.com
average rating
4.73
Airbnb
average rating

## The Team

Ruralis is driven by a passionate and diverse team, dedicated to revolutionizing rural vacation rentals. We foster a remote working environment where transparency and entrepreneurship thrive. Guided by our mission to optimize vacation rental management and our vision of empowering small towns for a more sustainable future, we stay deeply

connected to the communities we serve.



Total Employees
20
Average Age
29 years old
Gender
58% Men
42% Women
Remote Work
68%
of employees work remotely across Italy


## The short-term rental market

In 2024, the U.S. short-term rental market was valued at $68.64 billion, with Italy at $5.82 billion. While this booming industry presents major opportunities, millions of owners lack the technological support and expertise to effectively maximize their rentals.



TAM
SAM
SOM
$74.46B
Total short-term rental market (U.S. & Italy).
$14.89B
Underserved segment - property owners lacking effective digital tools.
$2.97B
Property owners actively seeking digital support - the segment Ruralis is built to serve.


## Competition

The vacation rental market is divided between:

**I. Full-service property managers**, which fail to effectively leverage digital strategies, rely on costly operations that reduce owner profits, and often lead to a lower-quality guest experience.

**II. Digital solutions** that primarily serve urban markets or fragmented tools that manage only bookings, pricing, or payments separately - forcing property owners to juggle multiple systems.

In the vacation rental space, Ruralis is the top-rated brand on Trustpilot with a 4.8 out of 5 score.

## Why the U.S.?

We're an Italian company with global ambition. We chose the U.S. to launch our campaign because it offers greater access to capital, a tech-forward culture, and investors who believe in scalable, mission-driven startups.



**Why Florida State?**

**I. Seasonality** - Italy peaks May to September; Florida peaks December to April - hedging seasonality and stabilizing cash flow.

**II. Short-term rental market** - Mature vacation-rental culture with premium winter Average Daily Rates and strong occupancy.

**III. Market trends** - High demand from "snowbirds", remote workers, and outdoor travelers; major airports with strong NYC/East Coast feed.

**IV. Strategic networks** - Italian-American and business communities enable quick partnerships and faster entry.

**V. Regulatory environment** - Generally business-friendly at the state level; local rules vary, but with compliance Florida supports scalable Short Term Renting growth.

# Italian market consolidation

Ruralis aims to solidify its position as the leading platform for vacation rentals in Italy. Our growth strategy focuses on strategic investments in Marketing, Sales, and Product. A mix of organic social media, PR, and selective paid advertising will boost brand awareness and drive acquisition. Additionally, we are enhancing brand retention through platform upgrades, new service offerings (e.g., insurance), and targeted initiatives (e.g., referral programs).



# Use of funds

We are raising capital to take our first step into the high-demand U.S. vacation rental market. With strong traction, a $2.97B market opportunity, and a proven AI-powered platform, this funding will help us accelerate expansion, and establish Ruralis as the leading PropTech solution for short-term rentals.





20% | Italian Market Consolidation

10% | Other

## Social impact

Ruralis is committed to revitalising communities through short-renting, strengthening local businesses, and fostering sustainable growth. Our product is well-suited for urban clients, but we focus our marketing efforts primarily on non-urban areas, in line with our vision of promoting a more sustainable planet.

The company actively contributes to the UN Sustainable Development Goals, and plays a key role in policy-making.



### Sustainable Cities and Communities

**TARGET 11.4**

Protect the world's cultural and natural heritage

**TARGET 11.6**

Reduce the environmental impact of cities

**TARGET 11.A**

Strong national and regional development planning



### Responsible consumption & Production

**TARGET 12.8**

Promote universal understanding of sustainable lifestyles

**TARGET 12.B**

Develop and implement tools to monitor sustainable tourism



### Partnerships for the goals

**TARGET 17.14**

Enhance policy coherence for sustainable development

**TARGET 17.16**

Enhance the global partnership for sustainable development

## Why invest now

Ruralis is one of the fastest-growing companies in the short-term rental market. Our 88 early investors from 2023 have already received a **secondary**

**market offer with a 2x return in just 18 months.**

As we care deeply about our **customers**, we equally value our **investors** — and we're committed to delivering strong, sustainable returns. We're on a clear path toward an **IPO in 2030**.

Below is a picture of our CEO, Nicolas Verderosa, taken on October 24 at the New York Stock Exchange event on Wall Street.



Last but not least, by investing in Ruralis, you're not only investing in a fast-growing company that started with zero capital, but also in a company with a strong social mission. Ruralis aims to create a fairer world by supporting local communities; over 80% of our portfolio consists of beautiful homes located in rural areas, helping drive economic growth outside major cities.

For any other questions about the company or investment, feel free to reach out to our CEO at **nicolas.v@ruralis.com**